                  (a) Net Income of the Company and its Restricted Subsidiaries for such period; plus (b) the aggregate amount of Interest Expense of the Company and its Restricted Subsidiaries that was deducted for such period in determining Net Income for such entities; plus (c) the aggregate amount which was deducted in respect of Federal, state and local income taxes of the Company and its Restricted Subsidiaries for such period in determining Net Income for such entities, plus (d) the aggregate amount which was deducted in respect of depreciation and amortization in determining Net Income for such entities for such period.

                  "Eligible Assignee" means (a) a commercial bank organized under the laws of the United States, or any state thereof, and having a combined capital and surplus of at least $100,000,000 at the time any assignment is made pursuant to Section 11.8; (b) a commercial bank organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development (the "OECD"), or a political subdivision of any such country, and having a combined capital and surplus of at least $100,000,000 at the time any assignment is made pursuant to Section 11.8, provided that such bank is acting through a branch or agency located in the country in which it is organized or another country which is also a member of the OECD; and
         (c) a Person that is primarily engaged in the business of commercial lending and that is (i) a Subsidiary of a Bank, (ii) a Subsidiary of a Person of which a Bank is a Subsidiary, or (iii) a Person of which a Bank is a Subsidiary; provided, however, no Eligible Assignee shall be a Person who is an Affiliate of any Person in the petroleum or petroleum products industry, except with the consent of the Company.

                  "Environmental Laws" means all federal, state or local laws, statutes, rules, regulations, ordinances and codes, together with all administrative orders, licenses, authorizations and permits of, and agreements with, any Governmental Authorities, in each case relating to environmental, health, safety and land use matters.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, and regulations promulgated thereunder.

                  "Eurodollar Reserve Percentage" has the meaning specified in the definition of "Offshore Rate".

                  "Event of Default" means any of the events or circumstances specified in Section 9.1.

                  "Excluded Taxes" means, in the case of each Bank and the Administrative Agent, such taxes (including income taxes or franchise taxes), which are imposed on or measured by such Bank's or the Administrative Agent's net income by the United States or its political subdivisions or the jurisdiction (or any political subdivision thereof) under the laws of which such Bank or the Administrative Agent, as the case may be, is organized or maintains a lending office.

                                      -10-